Exhibit 99.1

Aurinia Reports First Quarter 2015 Financial Results and Restatement of 2014 Financial Statements

VICTORIA, British Columbia--(BUSINESS WIRE)--May 15, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH)(TSX:AUP) (“Aurinia” or the “Company”) has released its financial results for the first quarter ended March 31, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars.

Financial Results for first quarter ended March 31, 2015

The Company’s activities in the first quarter of 2015 continued to be focused on patient recruitment, enrollment and treatment activities for its on-going randomized 258 patient Phase 2b lupus nephritis clinical trial (“AURA-LV”) and initiation of an open label, exploratory study called AURION to assess short term predictors of response using voclosporin in combination with mycophenolate mofetil (MMF) in patients with active lupus nephritis (LN). AURION will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

The Company had cash, cash equivalents and short term investments of $29.0 million at March 31, 2015 compared to $32.7 million at December 31, 2014. Net cash used in operating activities was $4.0 million for the first quarter ended March 31, 2015. The Company generated $369,000 from financing activities during the quarter as a result of the exercise of warrants and stock options.

Aurinia believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimates due to a number of factors including the costs associated with its clinical trial and potential strategic opportunities.

For the first quarter ended March 31, 2015, the Company reported a consolidated net loss of $8.6 million or $0.27 per common share, as compared to a restated consolidated net loss of $4.8 million or $0.22 per common share for the same period in 2014.

Research and development expenses increased to $3.3 million for the three months ended March 31, 2015, compared to $1.0 million for the three months ended March 31, 2014. Research and development expenditures in the first quarter of 2015 reflected Phase 2b LN clinical trial costs including patient recruitment, enrollment and treatment activity expenditures whereas costs in the comparable period in 2014 related to pre-enrollment activities.

Corporate, administration and business development costs decreased to $1.9 million for the three months ended March 31, 2015, compared to $2.4 million for the same period in 2014. These costs included a non-cash stock compensation expense of $897,000 in 2015 compared to $1.05 million in 2014.

Other expense reflected a net expense of $3.0 million for the first quarter ended March 31, 2015 compared to $483,000 for the same period in 2014. The increase in other expense was primarily attributable to recording a non-cash loss on revaluation of derivative warrant liability of $2.9 million in 2015 compared to a non-cash gain on revaluation of derivative warrant liability of $1.1 million for the comparable period in 2014. Other expense also reflected a lower revaluation adjustment on the long term contingent consideration to ILJIN Life Science Co., Ltd. of $184,000 in 2015 compared to $533,000 in 2014 and a recorded foreign exchange gain of $70,000 in 2015 compared to a loss of $144,000 in the previous year. The 2014 comparative period also reflected one time share issue costs allocated to warrant liability of $203,000 and to derivative warrant liability of $646,000.

Restatement of 2014 audited consolidated financial statements

The financial statements and related management discussion and analysis (“MD&A”) for the year ended December 31, 2014 have been amended and are being re-filed with securities regulatory authorities in Canada and with the Securities and Exchange Commission in the United States.

The purpose of this amended filing is to correct an error in the application of International Financial Reporting Standards (“IFRS”) related to the Company’s accounting for certain of its previously issued warrants.

The $52.0 million private placement financing completed by the Company on February 14, 2014, included the issuance of common share purchase warrants exercisable for a period of five years from the date of issuance at an exercise price of $3.22 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price, with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at $10.4 million, offset by an allocation of issuance costs of $739,000. These balances have been amended as to record the derivative warrant liability at $9.1 million, with allocated issuance costs of $646,000 recognized as other expense.

At December 31, 2014 the derivative warrant liability has been adjusted to $11.2 million, which results in a loss on revaluation of derivative warrant liability in “Other expense” for the year-ended December 31, 2014 of $2.1 million. There is no impact on cash from operating, financing or investing activities. The Company’s comparative balance for the three month period ended March 31, 2014 has been revised to reflect a decrease of $416,000 in other expense and net loss.

See note 27 to our restated audited consolidated statements for the year ended December 31, 2014 and page 1 of the restated MD&A for the year ended December 31, 2014 for further details. Further detail regarding comparative quarterly balance revisions are included in the Company’s MD&A for the three months ended March 31, 2015 on page 1 and note 2 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015. The unaudited interim condensed consolidated financial statements and the MD&A for the three months ended March 31, 2015 and the restated audited consolidated financial statements and the restated MD&A for the year ended December 31, 2014 are accessible on Aurinia's website at www.auriniapharma.com or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, (250) 708-4272
Chief Operating Officer
(250) 744-2498 (fax)
mmartin@auriniapharma.com
or
Mr. Dennis Bourgeault, 780-643-2260
Chief Financial Officer
780-484-4105 (fax)
dbourgeault@auriniapharma.com